SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sanders Morris Harris Group, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

723465 10 0

(CUSIP Number)

Margaret E. Holland

Holland, Johns, Schwartz & Penny, L.L.P.

306 West Seventh Street, Suite 500

Fort Worth, TX 76102

(817) 335-1050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723465 10 0

1.	Names of Reporting Persons. Xponential, Inc.
I.R.S. Identification Nos. of above persons (entities only). 75-2520896

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 560,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 560,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.31%

14.	Type of Reporting Person (See Instructions) CO

Sanders Morris Harris Group, Inc.

SCHEDULE 13D

This Amendment No. 2 (“Amendment”) amends a statement on Schedule 13D, originally filed on October 11, 2000 as amended by Amendment No. 1 filed on November 27, 2002 (collectively, the “Original Statement”), relating to the common stock, par value $0.01 per share (“Common Stock”) of Sanders Morris Harris Group, Inc., a Texas corporation (“Issuer”), which has its principal executive offices located at 5599 San Felipe, Suite 555, Houston, Texas 77056.

This Amendment amends and supplements the Original Statement and should be read in conjunction therewith.  There have been no changes in the information reported in the Original Statement except as indicated below.  Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Original Statement.

1.             The opening paragraph of Item 2 and Items 2(c) and (e) of the Original Statement are hereby amended and restated to read in their entirety as follows:

Item 2.    Identity and Background

This statement is being filed by Xponential, Inc. (formerly PawnMart, Inc.) (hereafter referred to as the “Reporting Person”).

(c)             Dwayne A. Moyers is a director and chairman of the board and vice president of the Reporting Person.  His business address is 3417 Hulen Street, Fort Worth, Texas 76107.  Mr. Moyers is currently employed as executive vice president of SMH Capital Advisors, Inc., a wholly owned subsidiary of the Issuer located at 5599 San Felipe, Suite 555, Houston, Texas 77056.  Mr. Moyers is a United States citizen.

(e)             John R. Boudreau is a director and president and chief executive officer of the Reporting Person.  His business address is 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080.  Mr. Boudreau is currently employed as president and chief executive officer of the Reporting Person located at 2175 Old Concord Road SE, Suite 200, Smyrna, Georgia 30080.  Mr. Boudreau is a United States citizen.

2.             Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Item 5.    Interest in Securities of the Issuer

(a)             The Reporting Person is the beneficial owner of 560,000 shares of Common Stock (approximately 3.31% of the total number of shares of Common Stock outstanding) as of March 25, 2002.  Mr. Cummer owns an additional 532 shares individually of which he has sole voting and dispositive power, which represents less than 0.1% of the Issuer’s outstanding shares of Common Stock.  Mr. Moyers owns an additional 556 shares individually as a participant in the Issuer’s 401(k) Plan of which he has sole voting and dispositive power, which represents less than 0.1% of the Issuer’s outstanding shares of Common Stock.  Neither Mr. Schleizer, Mr. Boudreau, Mr. Richards, Mr. McMillen nor Mr. Dawson currently own any shares of Common Stock of the Issuer or any right to purchase such shares, except any beneficial ownership they may have as directors and officers of the Reporting Person.

(b)             The 560,000 shares of Common Stock owned by the Reporting Person are subject to its sole power to vote and dispose of the Common Stock.

(c)             During the last sixty (60) days there were no transactions in the Issuer’s Common Stock by the persons listed in Item 5(a) other than as reflected on Schedule I attached hereto.

(d)             Neither the Reporting Person nor the persons listed in Item 2(b) through (h) know of any person other than the Reporting Person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.

(e)             The Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on November 1, 2002.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2003

Xponential, Inc.

By:	/s/ Dwayne A. Moyers
Dwayne A. Moyers, Chairman of the Board and Vice President

SCHEDULE I

Transactions in Securities of

Sanders Morris Harris Group, Inc.

During Past Sixty Days

Open Market Sales by Xponential, Inc.

Date	Number of Shares	Price Per Share
01/24/03	200	$7.7000
01/31/03	500	$7.6600
01/31/03	300	$7.9110
01/31/03	200	$7.9100
02/03/03	500	$7.6610
02/03/03	500	$7.6610
02/03/03	500	$7.6810
02/03/03	100	$7.9700
02/04/03	68,950	$7.5000
02/07/03	100	$8.0261
02/18/03	700	$7.9000
02/18/03	500	$7.9010
02/19/03	650	$7.9200
02/19/03	600	$7.8600
02/19/03	350	$7.9210
02/19/03	300	$7.8610
02/19/03	100	$7.8620
02/26/03	800	$7.9800
02/27/03	600	$7.9900
03/05/03	5,000	$8.3000
03/05/03	700	$8.4500
03/05/03	200	$8.4500
03/20/03	129,400	$8.9000